UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PIMCO MUNICIPAL INCOME FUND III

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

72201A202, 72201A301, 72201A400, 72201A509, 72201A608, 72201A707

(CUSIP Number)

Willie J. White

Senior Counsel

Wells Fargo & Company

301 South College Street, 22nd Floor

Charlotte, NC 28202-6000

(704) 410-5082

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, NY 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, 72201A608, 72201A707

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 343
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 343
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 343
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 5.25%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, 72201A608, 72201A707

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 72
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 72
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 72
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 1.10%
14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, 72201A608, 72201A707

1.	Names of Reporting Persons WFC Holdings, LLC 41-1921346
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 270
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 270
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 270
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 4.13%
14.	Type of Reporting Person (See Instructions) 00

SCHEDULE 13D

CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, 72201A608, 72201A707

1.	Names of Reporting Persons EVEREN Capital Corporation 36-4019175
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 0.02%
14.	Type of Reporting Person (See Instructions) 00

This Amendment No. 1 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, related to events occurring as of June 22, 2009 and filed with the SEC on September 12, 2018 (the “Original Schedule 13D”), for Wells Fargo & Company (“Wells Fargo”), WFC Holdings, LLC (“WFC Holdings”) and EVEREN Capital Corporation (“EVEREN”, and collectively with Wells Fargo, WFC Holdings, and Capital Strategies (as defined below), the “Reporting Persons”) with respect to the Auction-Rate Preferred Shares (the “ARP Shares”), of PIMCO Municipal Income Fund III (the “Issuer” or the “Company”).

This Amendment is being filed as a result of:

(i) the sale to the Issuer of the ARP Shares of the Issuer (CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, and 72201A608) in connection with the tender, pursuant to the Tender Offer Agreement (as defined in the Original Schedule 13D) and the tender offer of the Issuer described on Schedule TO, filed with the SEC on July 20, 2018 (as amended, the “Tender Offer”), in the amount of (x) 1,080 shares by WFC Holdings and (y) 1 share by EVEREN; and

(ii) the purchase of variable rate munifund term preferred shares (“VMTP Shares”) of the Issuer (CUSIP No. 72201A707) in the amount of (x) 72 shares by Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”), (y) 270 shares by WFC Holdings, and (z) 1 share by EVEREN.

Item 1

Item 1 of the Original Schedule 13D is hereby deleted in its entirety and replaced with the following:

This Statement on Schedule 13D (the “Statement”) relates to the (i) the sale to the Issuer of the ARP Shares (CUSIP No. 72201A202, 72201A301, 72201A400, 72201A509, and 72201A608) of the Issuer by WFC Holdings and EVEREN pursuant to the Tender Offer Agreement and the Tender Offer and (ii) the purchase of VMTP Shares of the Issuer (CUSIP No. 72201A707) in the amount of (x) 72 shares by Capital Strategies (as defined in Item 2), (y) 270 shares by WFC Holdings, and (z) 1 share by EVEREN.

In this Statement all ARP Shares and VMTP Shares are being treated as a single class for the purposes of reporting ownership percentages, aggregate numbers of shares held, and share power figures. The Issuer’s principal executive offices are located at 1633 Broadway, New York, New York 10019.

Item 2

(i) Item 2 of the Original Schedule 13D is hereby amended by deleting the paragraphs related to the names and addresses of the Reporting Persons and replacing such paragraphs with the following:

“This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i.	Wells Fargo & Company (“Wells Fargo”);

ii.	Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”).

iii.	WFC Holdings, LLC (“WFC Holdings”); and

iv.	EVEREN Capital Corporation (“EVEREN”).

This Statement relates to the VMTP Shares that were purchased for the account of Capital Strategies, WFC Holdings, and EVEREN.

The address of the principal business office of Wells Fargo is:

420 Montgomery Street

San Francisco, CA 94104

The address of the principal business office of Capital Strategies is:

375 Park Avenue

New York, NY 10152

The address of the principal business office of WFC Holdings is:

420 Montgomery Street

San Francisco, CA 94104

The address of the principal business office of EVEREN is:

301 South College Street

Charlotte, NC 28202”

(ii) Item 2 of the Original Schedule 13D is hereby further amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

Item 3

Item 3 of the Original Schedule 13D is hereby deleted in its entirety and replaced with the following:

“The aggregate amount of funds used by the Reporting Persons to purchase the VMTP Shares as described above was approximately $34,300,000. The source of such funds was the working capital of the Reporting Persons.”

Item 4	Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“WFC Holdings and EVEREN tendered the ARP Shares pursuant to the Tender Offer Agreement and the Tender Offer. The Reporting Persons acquired the VMTP Shares for investment purposes. The Reporting Persons acquired the VMTP Shares directly from the Issuer pursuant to (i) the VMTP Purchase Agreement, dated September 18, 2018, between the Issuer, WFC Holdings, Capital Strategies, and EVEREN, (the “VMTP Purchase Agreement”), on their initial issuance.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.”

Item 5

Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by deleting the reference to “ARP Shares” and replacing it with “VMTP Shares”.

Item 6

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“With respect to the VMTP Shares owned by Capital Strategies, WFC Holdings and EVEREN, on September 18, 2018, Capital Strategies, WFC Holdings and EVEREN assigned certain preferred class voting rights on the VMTP Shares to a voting trust (the “Voting Trust”) created pursuant to the Voting Trust Agreement, dated September 18, 2018 among Capital Strategies, WFC Holdings, EVEREN, Lord Securities Corporation, as voting trustee (the “Voting Trustee”) and Institutional Shareholder Services Inc. (the “Voting Consultant”). Voting and consent rights on the VMTP Shares not assigned to the Voting Trust have been retained by Capital Strategies, WFC Holdings and EVEREN, respectively. The Voting Trust provides that with respect to voting or consent matters relating to the voting rights assigned to the Voting Trust, the Voting Consultant analyzes such voting or consent matters and makes a recommendation to the Voting Trustee on voting or consenting. The Voting Trustee is obligated to follow any such recommendations of the Voting Consultant when providing a vote or consent. Capital Strategies has the right to cause the Company to register the VMTP Shares pursuant to a Registration Rights Agreement, dated September 18, 2018 among the Company and Capital Strategies.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 and thereto and inserting the following additional exhibits:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.4	Voting Trust Agreement, dated September 18, 2018

99.5	VMTP Purchase Agreement, dated September 18, 2018

99.6	Registration Rights Agreement, dated September 18, 2018”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2018

WELLS FARGO & COMPANY

By:	/s/ Lori Ward
Name:	Lori Ward
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Adam Joseph
Name:	Adam Joseph
Title:	President

WFC HOLDINGS, LLC

By:	/s/ George D. Wick
Name:	George D. Wick
Title:	Designated Signer

EVEREN CAPITAL CORPORATION

By:	/s/ George D. Wick
Name:	George D. Wick
Title:	Executive Vice President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Power of Attorney

99.4	Voting Trust Agreement, dated September 18, 2018

99.5	VMTP Purchase Agreement, dated September 18, 2018

99.6	Registration Rights Agreement, dated September 18, 2018

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Timothy J. Sloan	Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company

Hope A. Hardison[1]	Senior Executive Vice President and Chief Administrative Officer	Chief Administrative Officer of Wells Fargo & Company

Richard D. Levy	Executive Vice President and Controller	Controller of Wells Fargo & Company

Amanda G. Norton	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo

Mary T. Mack	Senior Executive Vice President (Community Banking) and Senior Executive Vice President (Consumer Lending)	Head of Community Banking and Head of Consumer Lending

Avid Modjtabai	Senior Executive Vice President (Payments, Virtual Solutions and Innovation)	Head of Payments, Virtual Solutions and Innovation of Wells Fargo & Company

C. Allen Parker	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President (Wholesale Banking)	Head of Wholesale Banking

John R. Shrewsberry	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President (Wealth and Investment Management)	Head of Wealth and Investment Management of Wells Fargo

John D. Baker II	Director	Executive Chairman and Director of FRP Holdings, Inc.

[1]	Hope A. Hardison is a dual citizen of the U.S. and Germany.

Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company

Theodore F. Craver, Jr.	Director	Retired Chairman, President and CEO, Edison International

Elizabeth A. Duke	Chairman, Director	Former member of the Federal Reserve Board of Governors

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits, MetLife, Inc.

Karen B. Peetz	Director	Retired President, Bank of New York Mellon Corp.

Juan A. Pujadas	Director	Retired Principal, PricewaterhouseCoopers, LLP, and former Vice Chairman, Global Advisory Services, PwC International

James H. Quigley	Director	CEO Emeritus and Retired Partner of Deloitte

Ronald L. Sargent	Director	Retired Chairman, CEO of Staples, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc.

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC. The business address of each of the executive officers and directors of Wells Fargo Municipal Capital Strategies, LLC is 375 Park Avenue, New York, New York 10152.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Matthew Antunes	Vice President	375 Park Avenue New York, NY 10152	Director at Wells Fargo Bank, NA

Kristina Eng	Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA

Bernardo Ramos	Senior Vice President; Manager	375 Park Avenue New York, NY 10152	Regional Vice President of Government and Institutional Banking at Wells Fargo Bank, NA

Adam Joseph	President	375 Park Avenue New York, NY 10152	Managing Director at Wells Fargo Bank, NA (Head of Public Finance Capital Strategies)

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Head of Municipal Products and Government and Institutional Banking

Jay Veenker	Treasurer	600 S. 4th Street, 11th Floor, Minneapolis, MN 55415	Finance Manager at Wells Fargo Bank, NA

Lauren Locke	Manager	550 S Tryon St, Charlotte, NC 28202	Chief Administrative Officer at Wells Fargo Bank, NA

Bruce Mattaway	Manager	375 Park Avenue New York, NY 10152	Senior Vice President and Government Loan Supervisor at Wells Fargo Bank, NA

Karl Pfeil	Manager	375 Park Avenue New York, NY 10152	Senior Vice President at Wells Fargo Bank, NA (Government and Institutional Banking)

Richard Reid	Manager	550 S Tryon St, Charlotte, NC 28202	Director at Wells Fargo Bank, NA

Patrice DeCorrevont	Manager	10 S Wacker Dr, Chicago, IL 60606	Managing Director at Wells Fargo Bank, NA

Deanna Ernst	Secretary	301 S College St, Charlotte, NC 28202	Paralegal at Wells Fargo Bank, NA

The following sets forth the name and present principal occupation of each executive officer and director of WFC Holdings, LLC. The business address of each of the executive officers and directors of WFC Holdings, LLC is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with WFC Holdings, LLC	Principal Occupation
Timothy J. Sloan	President; Director	Chief Executive Officer of Wells Fargo & Company

John R. Shrewsberry	Senior Executive Vice President; Chief Financial Officer; and Director	Chief Financial Officer of Wells Fargo & Company

Richard D. Levy	Executive Vice President; Director	Controller of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President	Head of Wholesale Banking

Neal A. Blinde	Executive Vice President	Treasurer of Wells Fargo & Company

Jon R. Campbell	Executive Vice President; Director	Head of Corporate Responsibility and Community Relations

The following sets forth the name and present principal occupation of each executive officer and director of EVEREN Capital Corporation. The business address of each of the executive officers and directors of EVEREN Capital Corporation is 301 South College Street, Charlotte, North Carolina 28202.

Name	Position with EVEREN Capital Corporation	Principal Occupation
Richard D. Levy	Treasurer	Controller of Wells Fargo & Company

George D. Wick	Executive Vice President	Head of Investment Portfolio

Walter Dolhare	Director	Co-Head of Wells Fargo Securities

Robert Engel	Director	Co-Head of Wells Fargo Securities

David Kowach	Director	Head of Wells Fargo Advisors

Kristi Mitchem	Director	Head of Wells Fargo Asset Management

Michael Cummings	Managing Director	Head of Wholesale Operational Risk & Compliance

Steven T. Hodgin	Managing Director	Managing Director of Wells Fargo Bank, N.A.

Steven Kiker	Managing Director	Chief Administrative Officer of Wells Fargo Securities

Eric T. Mabe	Managing Director	Executive Vice President and Managing Director of Wells Fargo Equipment Finance

Jane Workman	Managing Director	Managing Director of Wells Fargo Securities

SCHEDULE II

LITIGATION SCHEDULE

FINRA SETTLEMENT On December 11, 2014, FINRA announced its settlement with ten firms, including Wells Fargo Securities, LLC, that had pitched for an investment banking role on a contemplated Toys “R” Us initial public offering in 2010. FINRA alleged that WFS violated NASD and FINRA rules by allowing its research analyst to participate in the solicitation of investment banking business and by offering favorable research coverage to induce investment banking business; and by failing to implement policies and procedures reasonably designed to prevent violations in connection with analyst public appearances. WFS neither admitted nor denied FINRA’s findings but consented to a censure and payment of a $4 million fine. The fine has been paid and the matter is fully resolved.

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (MPG) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (MCDC) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

SEC ORDER On September 22, 2014, the SEC entered an order against Wells Fargo Advisors, LLC related to the firm’s policies and procedures to prevent the misuse of material nonpublic information. The firm admitted the SEC’s findings of fact, acknowledged that its conduct violated the federal securities laws and agreed to retain an independent compliance consultant to review relevant policies and procedures, as well as the making, keeping and preserving of certain required books and records. The firm agreed to a censure, a cease and desist order and a civil penalty of $5,000,000.

CLIENT IDENTIFICATION PROGRAM On December 18, 2014, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning the Client Identification Program and the effects of using recycled client account numbers. The use of recycled numbers was alleged to have resulted in certain accounts not having a complete review for Client Identification Purposes. WFA and WFA FiNet neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine. The fine has been paid and the matter is fully resolved.

MUTUAL FUND SALES CHARGE WAIVERS On July 6, 2015, FINRA announced a settlement with Wells Fargo Advisors, LLC and Wells Fargo Advisors Financial Network, LLC for an alleged violation of NASD and FINRA rules concerning application of mutual fund sales charge waivers. FINRA alleged WFA and FiNet did not reasonably supervise the application of sales charge waivers for eligible mutual fund purchases in certain retirement and charitable organization accounts. WFA and FiNet neither admitted nor denied FINRA’s findings and agreed to censure and to provide remediation to eligible clients. Due to WFA and FiNet’s self-report of the issue and cooperation, FINRA assessed no fine. WFA and FiNet agreed to pay an estimated $15 million in restitution, including interest, to affected customers.

FINRA/EXCHANGE REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (WFAFN) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.

LARGE OPTION POSITION REPORTING On October 13, 2016, First Clearing, LLC entered into settlement agreements with NYSE Arca, Inc. and the Chicago Board Options Exchange, Inc., without admitting or denying the allegations that it inaccurately reported position effective dates and customer name and address information for its introducing firms and failed to provide introducing firms with reasonable systems and processes for identifying accounts acting in concert. First Clearing agreed to pay a $375,000 fine to each Exchange ($750,000 total).

BOOKS & RECORDS RETENTION On December 21, 2016, FINRA announced a settlement with Wells Fargo Advisors, LLC, First Clearing, LLC, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Securities LLC and Wells Fargo Prime Services LLC for alleged violations of certain record retention and supervisory provisions by failing to maintain electronically stored required records in a non-erasable and non-rewritable format. The firms neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine by the first three firms above (jointly), and a $4 million fine by the final two firms above (jointly). The fines have been paid. The firms also agreed to an undertaking to review, adopt and implement policies and procedures reasonably designed to comply with books and records rules.

STATE OF MISSOURI SETTLEMENT On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

POSSESSION AND CONTROL OF ALTERNATIVE INVESTMENTS On November 22, 2016 First Clearing LLC entered into a settlement agreement with FINRA without admitting or denying the allegations that the firm failed to collect no-lien letters from investment sponsors, reconcile customer positions and afford the proper regulatory accounting treatment for positions held at the sponsor in First Clearing IRA accounts. First Clearing agreed to pay a fine of $750,000.

CONSOLIDATED REPORTS On December 5, 2016 Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC) entered into a settlement agreement with FINRA without admitting or denying the allegations that the Firm failed to establish maintain and enforce a reasonable supervisory system for the use of consolidated reports generated by financial advisors. Wells Fargo Clearing Services, LLC agreed to pay a fine of $1,000,000.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures relative to sales of certain non-traditional exchange traded products (ETPs) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

STATE OF ILLINOIS SETTLEMENT On December 21, 2017, Wells Fargo Advisors, LLC (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Illinois regarding allegations that it received, reviewed and/or analyzed documents and information provided by a financial advisory firm concerning certain money manager strategies that contained false and misleading information. The findings stated that the firm included the financial advisory firm’s money manager strategies in certain of its separately managed account programs, but that the firm did not utilize inaccurate historical performance data in connection with its decision to onboard the money manager strategies and the firm did not incorporate inaccurate performance data in its advertisements or program marketing materials. Without admitting or denying the findings, the Firm agreed to a total monetary payment of $270,000.

NYSE SETTLEMENT On February 2, 2018, Wells Fargo Prime Services, LLC (“WFPS”) and NYSE Arca, Inc. entered into an Offer of Settlement and Consent without admitting or denying any allegations to settle charges of violations of the Securities Exchange Act Rule 15c3-5 and NYSE Arca Rule 11.18. The settlement related to an erroneous trade WFPS entered on July 29, 2016. WFPS consented to a fine of $10,000.

STATE OF NEVADA SECURITIES DIVISION RESIDENTIAL OFFICE INVESTIGATION On April 13, 2018, the Nevada Securities Division and Wells Fargo Clearing Services, LLC (“WFCS”) entered into an Administrative Consent Order wherein WFCS admitted to failing to register the residential offices of three Financial Advisors who were working from home. Nevada’s definition of “branch office” includes a personal residence where securities business is transacted, even if the residence is not held out to the public or used for client meetings. WFCS agreed to pay an $8,000 fine and $1,446.13 for the costs of the examinations conducted by the Nevada Securities Division.

SEC SETTLEMENT On June 25, 2018, Wells Fargo Advisors LLC (“WFA”), entered into a settlement agreement with the SEC wherein, without admitting or denying liability, it settled charges of violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act. The settlement related to certain registered representatives soliciting customers to redeem, and short-term trading of, market-linked investments prematurely without adequate analysis or consideration of the substantial costs associated with the transactions. As part of the settlement, the firm consented to a censure and a payment of a $5,108,441.27 representing disgorgement, prejudgment interest, and a civil penalty. WFA also lost its Well Known Seasoned Issuer status as a collateral consequence of the settlement.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.